UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e)
of the Exchange Act of 1934

ABTECH HOLDINGS, INC.
(Name of Issuer)

Abtech Acquisition Corp
Golden Properties Ltd.
Hugo Neu Corporation
Tilly LLC
Wendy Joan Kelman-Neu
Steven Kohlhagen
Upen Bharwada
Donald R. Kendall
F. Daniel Gabel
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00400H207
(CUSIP Number of Class of Securities)

Golden Properties Ltd. Suite 500-1177 West Hastings Street Vancouver, BC, V6E 2K3, Canada Attention: Simon Royle Telephone: (604) 689-1721	Hugo Neu Corporation 78 John Miller Way, Suite 102 Kearny, NJ 07032 Attention: Wendy Joan Kelman-Neu Telephone: (646) 467-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$477,358.20	$57.86

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than 13,578,692 shares of common stock already beneficially owned by the Filing Persons) at a purchase price of $1.10 in cash per share. There were 433,962 shares of Common Stock of outstanding that were not beneficially owned by the Filing Persons as of December 10, 2018.
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2019, was calculated by multiplying the transaction valuation by 0.0001212.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUMMARY TERM SHEET

This “Summary Term Sheet” summarizes the material information with respect to the proposed short form merger involving Abtech Holdings, Inc., (“Abtech”) and Abtech Acquisition Corp (“Newco”), with Newco as the surviving corporation. It does not contain all of the information that may be important to you. You should read this entire Schedule 13E-3 and the other documents to which this Schedule 13E-3 refers for a more complete understanding of the transactions being contemplated, how it affects you, what your rights are with respect to the merger as a stockholder of Abtech and the position of the “Filing Persons” (described below) on the fairness of the merger to you. The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder. References to “Dollars” or “$” in this Schedule 13E-3 are to United States Dollars.

Purposes of the Merger

Golden Properties Ltd (“Golden”), Hugo Neu Corporation (“HN”), Tilly LLC (“Tilly”), Wendy Kelman-Neu, Steven Kohlhagen, Upen Bharwada, Donald R. Kendall, and F. Daniel Gabel, collectively referred to herein as “Contributing Stockholders”, are currently the direct holders of approximately 97 % of the outstanding shares of common stock of Abtech, par value $0.001 per share (the “Shares”). Faced with Abtech’s inability to make payment on its considerable debt to certain Contributing Stockholders (the “FP Debt”), the Contributing Stockholders considered various courses of action before deciding to focus most closely at (i) instituting an involuntary bankruptcy proceeding against Abtech (which would have entailed considerable cost to Abtech and no value to unaffiliated Abtech shareholders) and (ii) converting the FP Debt to Abtech shares and effecting a short-form merger (which would cost less than corporate bankruptcy, eliminate SEC compliance costs, and provide unaffiliated shareholders with value for their Abtech shares). Due to the negative book value of Abtech, the low trading volume of its stock, its lack of funds for continued operations, and the cost of continued SEC reporting requirements, the Contributing Stockholders determined that their conversion of debt to Abtech shares followed by a short-form merger would be in the best interest of Abtech, unaffiliated shareholders, and themselves. Immediately prior to the merger discussed below, the Contributing Stockholders will contribute all of the shares of Abtech common stock held by them to Abtech Acquisition Corp (“Newco”), a newly formed Nevada corporation formed by the Contributing Stockholders for the purpose of effecting the merger. The Contributing Stockholders intend to cause Newco to merge with and into Abtech, with Newco continuing as the surviving corporation, as a means of acquiring all of the other shares of Abtech common stock not owned directly or indirectly by Contributing Stockholders and providing a source of immediate liquidity to unaffiliated shareholders. Following the short-form merger, Contributing Stockholders will own 100% of the capital stock of Newco, as the surviving corporation (“Surviving Corporation”).

Principal Terms of the Merger

The Merger

Newco is a Nevada corporation newly formed for the purpose of effecting a merger with Abtech with Newco continuing as the Surviving Corporation. Upon the contribution by Contributing Stockholders of their shares of Abtech common stock to Newco, Newco will hold approximately 97% of the outstanding shares of Abtech common stock. At any time beginning at least 20 days following the date of the mailing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Exchange Act, and all other applicable laws, the Contributing Stockholders will cause Newco to merge with and into Abtech in a “short form” merger under Section 92A.180 of the Nevada Revised Statutes, referred to herein as the “NRS”.

Under the NRS, no action is required by Abtech or the stockholders of Abtech (other than Newco) for the merger to become effective. Contributing Stockholders and Newco do not intend, nor are they required under the NRS, to enter into a merger agreement with Abtech. Stockholders of Abtech will not be entitled to vote their shares with respect to the merger but will be entitled to certain dissenter’s rights under and in accordance with NRS Chapter 92A (Sections 92A.300 through 92A.500 inclusive) (the “Dissenter’s Rights Provisions”). Pursuant to NRS 92A.180(2), Newco may merge into Abtech without approval of the stockholders of Abtech. Pursuant to NRS 92A.180(3), the directors of Newco will adopt a plan of merger and such plan of merger will become effective upon the closing of the Contribution Agreement. Pursuant to the Contribution Agreement, the Contributing Stockholders agreed that following the closing of the Contribution Agreement and the issuance of Newco shares, they will vote their Newco shares in favor of the merger.

Merger Consideration

Upon the effective date of the merger, each share of Abtech common stock (other than shares held by Newco, shares held in treasury and shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $1.10 in cash, without interest (the “Merger Price”)

Abtech Shares Outstanding; Ownership by the Contributing Stockholders

As of December 10, 2018, a total of 14,012,654 shares of Abtech common stock were outstanding. As of December 10, 2018, the Filing Persons were, in the aggregate, the deemed beneficial owners of 13,578,692 shares of Abtech common stock or approximately 97% of the outstanding shares of Abtech common stock.

In addition, as of December 10, 2018, Golden, HN, Steven Kohlhagen, Upen Bharwada, Donald R. Kendall and F. Daniel Gabel (“Warrant Holders”) hold currently exercisable warrants (the “Warrants”) to purchase 38,134 shares of Abtech common stock. Pursuant to the Contribution Agreement, as of the effectiveness of the merger, the Warrants will be automatically cancelled and terminated.

Payment for Shares

Newco will pay you for your shares of Abtech common stock as soon as practicable following the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Dissenter’s Rights and a Letter of Transmittal that will be mailed pursuant to NRS 92A.430 to stockholders of record of Abtech as of the effective date of the merger within 10 calendar days after the effective date of the merger. Those documents should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending the “Paying Agent” identified in the Notice of Merger and Dissenter’s Rights your stock certificates with a properly signed Letter of Transmittal will waive your dissenter’s rights described below.

See Item 4 “Material Terms” beginning on page 20 of this Schedule 13E-3.

Source and Amount of Funds

The total amount of funds expected to be required by Newco to pay the aggregate merger consideration for the outstanding shares of Abtech common stock (other than shares held by Newco, shares held in treasury and shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost), and to pay related fees and expenses, is estimated to be approximately $477,358.20. Because Tilly, one of the Filing Persons, has agreed to provide the necessary funding for the merger to Newco from cash on hand pursuant to the Contribution Agreement, Newco has not arranged for any alternative financing arrangements. The merger will not be subject to any financing conditions.

Parties to the Merger

“Filing Persons” refers to the following entities and individuals, each of whom is described in more detail in Item 3 “Identity and Background of Filing Persons” beginning on page 17 of this Schedule 13E-3:

•	Newco
•	Golden
•	HN
•	Tilly
•	Wendy Joan Kelman-Neu
•	Steven Kohlhagen
•	Upen Bharwada
•	Donald R. Kendall
•	F. Daniel Gabel

Newco is a Nevada corporation newly formed by Contributing Stockholders solely for the purpose of effecting the merger. Upon contribution of the shares of Abtech common stock by Contributing Stockholders pursuant to the Contribution Agreement, (i) Contributing Stockholders will become all of the stockholders of Newco, and (ii) Newco will directly hold 13,578,692 shares of Abtech’s common stock, or approximately 97% of the outstanding shares of Abtech common stock. Following the merger, Contributing Stockholders will own 100% of the capital stock of Newco, as the surviving corporation of the merger. Alexander Lau and Peter Kelman are the directors and officers of Newco.

Golden directly holds and has the sole voting and dispositive power over 6,348,499 shares of Abtech’s Common Stock, which represents 57.2% of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018, The principal business of Golden is managing a number of diversified investments. It owns and manages commercial office towers in Vancouver and has a portfolio of publicly traded securities, as well as private investments. Golden holds warrants for 22,753 and is a party to a series of agreements with Abtech or its affiliates (the “GP Warrant Related Agreements”). Pursuant to the Contribution Agreement, as of the effectiveness of the merger, the warrants and the GP Warrant Related Agreements will be automatically cancelled and terminated. See the form of Contribution Agreement attached hereto as Exhibit (d).

HN directly holds and has the sole voting and dispositive power over 226,649 shares of Abtech’s Common Stock, which represents 1.62% of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Wendy Joan Kelman-Neu is the primary beneficiary of HN and, as such, may be deemed to have voting power and dispositive power over Abtech’s Common Stock owned by HN. The principal business of HN is managing a number of diversified investments. It invests, builds and manages innovative businesses in the recycling, real estate, and related industries. HN holds warrants for 12,700 shares and is a party to a series of agreements with Abtech or its affiliates (the “HN Warrant Related Agreements”). Pursuant to the Contribution Agreement, as of the effectiveness of the merger, the warrants and the HN Warrant Related Agreements will be automatically cancelled and terminated. See the form of Contribution Agreement attached hereto as Exhibit (d).

Tilly directly holds and has the sole voting and dispositive power over 4,214,044 shares of Abtech’s Common Stock, which represents 30.07% of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Wendy Joan Kelman-Neu is the primary beneficiary of Tilly and, as such, may be deemed to have voting power and dispositive power over Abtech’s Common Stock owned by Tilly. The principal business of Tilly is to hold shares of HN.

Wendy Joan Kelman-Neu directly holds and has the sole voting and dispositive power over 342,814 shares of Abtech’s Common Stock which represents 2.45% of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. She is also the primary beneficiary of HN and Tilly and, as such, may be deemed to have voting power and dispositive power over Abtech’s Common Stock owned by HC and Tilly. Mrs. Kelman-Neu’s principal occupation is serving as Chief Executive Officer of HN.

Mr. Steven Kohlhagen directly holds and has the sole voting and dispositive power over 23,549 shares of Abtech’s Common Stock, which represents 0.2% of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Mr. Steven Kohlhagen’s principal occupation for the past five years has been writing novels. Mr. Steven Kohlhagen holds warrants for 306 shares and is a party to a series of agreements with Abtech or its affiliates (the “Kohlhagen Warrant Related Agreements”). Pursuant to the Contribution Agreement, as of the effectiveness of the merger, the warrants and the Kohlhagen Warrant Related Agreements will be automatically cancelled and terminated. See the form of Contribution Agreement attached hereto as Exhibit (d).

Mr. Upen Bharwada directly holds and has the sole voting and dispositive power over 24,334 shares of Abtech’s Common Stock, which represents 0.2% of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Mr. Bharwada’s principal occupation is consulting on desalination technology. Mr. Bharwada holds warrants for 1,050 shares and is a party to a series of agreements with Abtech or its affiliates (the “Bharwada Warrant Related Agreements”). Pursuant to the Contribution Agreement, as of the effectiveness of the merger, the warrants and the Bharwada Warrant Related Agreements will be automatically cancelled and terminated. See the form of Contribution Agreement attached hereto as Exhibit (d).

Mr. Donald R. Kendall directly holds and has the sole voting and dispositive power over 46,895 shares of Abtech’s Common Stock, which represents 0.3% of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Mr. Kendall’s principal occupation for the past five years is serving as managing director of Kenmont Capital. Mr. Kendall also holds warrants for 575 shares and is a party to a series of agreements with Abtech or its affiliates (the “Kendall Warrant Related Agreements”). Pursuant to the Contribution Agreement, as of the effectiveness of the merger, the warrants and the Kendall Warrant Related Agreements will be automatically cancelled and terminated. See the form of Contribution Agreement attached hereto as Exhibit (d).

Mr. F. Daniel Gabel directly holds and has the sole voting and dispositive power over 681,819 shares of Abtech’s Common Stock, which represents 0.2% of Abtech’s outstanding common stock based upon 14,012,654 shares outstanding as of December 10, 2018. Mr. Gabel was been retired since January 2015. Prior to his retirement, Mr. Gabel was the CEO of Hagedorn & Company, which was located in New York City. Mr. Gabel holds warrants for 750 shares and is a party to a series of agreements with Abtech or its affiliates (the “Gabel Warrant Related Agreements”). Pursuant to the Contribution Agreement, as of the effectiveness of the merger, the warrants and the Gabel Warrant Related Agreements will be automatically cancelled and terminated. See the form of Contribution Agreement attached hereto as Exhibit (d).

The Filing Persons’ Position on the Fairness of the Merger

Rule 13e-3 under the Exchange Act requires each of the Filing Persons to make certain statements regarding, among other things, their belief as to the fairness of the merger to the “unaffiliated stockholders” of Abtech (that is, any Abtech stockholder other than the Filing Persons or any other affiliate of Abtech). The Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

As described more fully below, each Filing Person believes that the proposed merger is both substantively and procedurally fair to the unaffiliated stockholders of Abtech, based on the following factors:

•	The Company’s net book value was negative $10,327,692 as of June 30, 2018.
•	The Company has been, and continues to be, unable to make payments due under its loan agreements.
•	The preferred alternative to a debt conversion and short-form merger is for certain Filing Persons holding significant Abtech debt to institute involuntary bankruptcy against the Company, which the Filing Persons believe might result in lower payments to unaffiliated shareholders after a lengthy bankruptcy court proceeding.
•	The Merger Price is the same price per share utilized in the conversion of the FP Debt to shares of Abtech’s common stock, pursuant to an offer made by Abtech and accepted by the certain Filing Persons holding the FP Debt and by a nonaffiliated shareholder holding certain other debt.
•	There is insignificant trading activity in the Shares. In the past 12 months, the total aggregate value of Shares traded was $61,278. The average daily trading volume in the past 3 months has been under $100.
•	The Merger Price, at $1.10 per share, provides immediate liquidity to the unaffiliated stockholders.
•	Abtech shares further lost liquidity when they were downgraded from OTCQB to OTC Pink Tier on September 5, 2018 because Abtech’s bid price had closed below $0.01 for more than 30 consecutive calendar days.
•	The merger will enable the unaffiliated stockholders of Abtech to immediately receive cash for their shares of Abtech common stock without the payment of any brokerage fees or commissions typically associated with market sales.
•	The Filing Persons’ collective beneficial ownership of approximately 97% of the outstanding Shares (1) will result in an extremely small public float that limits the amount of trading in the Shares even if Abtech common stock starts trading in the future; and, (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons.
•	The merger would shift the risk of the future financial performance of Abtech from the unaffiliated stockholders, who do not have the power to control decisions made regarding Abtech’s business, entirely to the Filing Persons who have the power to control Abtech’s business.

•	Abtech has never declared or paid any dividends since its inception and based on Abtech’s disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, it has no intention to pay dividends in the foreseeable future.
•	After the merger, Abtech will no longer be subject to the costly reporting and other disclosure requirements of the Exchange Act, including those instituted under the Sarbanes-Oxley Act of 2002.
•	If the unaffiliated stockholders of Abtech disagree with the Merger Price, they may exercise dissenter’s rights and demand fair value for their shares of Abtech common stock as determined by a Nevada state district court, which may be determined to be more or less than the cash amount offered in the merger.
•	As the merger is being effected as a short-form merger under Section 92A.180 of the NRS, it does not require approval by the stockholders or the board of directors of Abtech.

See “Special Factors — Fairness of the Merger,” beginning on page 13 of this Schedule 13E-3.

Interests of Abtech’s Executive Officers and Directors in the Merger

Abtech’s stockholders should be aware that certain of Abtech’s directors and executive officers have one interest in the transaction that is different from, and/or in addition to, the interests of Abtech’s unaffiliated stockholders generally - Abtech’s executive officers and directors will continue to manage the business operation of Abtech in positions substantially similar to their current positions after the merger.

Consequences of the Merger

Completion of the merger will have the following effects:

•	Newco will be merged into Abtech with Newco being the surviving corporation of the merger and wholly-owned by the Contributing Stockholders.
•	Subject to the exercise of statutory dissenter’s rights, each of your shares of Abtech common stock will be converted into the right to receive $1.10 per share in cash, without interest.
•	Only Contributing Stockholders will have the opportunity to participate in the future earnings and growth, if any, of the Surviving Corporation. Similarly, only Contributing Stockholders will face the risk of losses generated by Abtech’s operations or the decline in value of Abtech after the merger.
•	The shares of the common stock of the Surviving Corporation will not be publicly traded. In addition, the Surviving Corporation and its affiliates will not be subject to the reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Schedule 13E-3. After completion of the merger, the stockholders of the Surviving Corporation will not have the rights and protections that the U.S. federal securities laws provide to security holders of public companies, the substantive disclosure requirements that the U.S. federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies. For example, after completion of the merger, the Surviving Corporation will not be subject to the provisions of the Sarbanes-Oxley Act and certain of the liability provisions of the Exchange Act. The Surviving Corporation’s executive officers, directors and 10% stockholders will not be required to file reports relating to their transactions in Abtech’s common stock with the SEC and will not be subject to the insider trading provisions of the Exchange Act. Persons acquiring 5% or more of the Surviving Corporation’s common stock will not be required to report their beneficial ownership under the Exchange Act.

Dissenter’s Rights

If you are dissatisfied with the proposed Merger Price, you have a statutory right to dissent from the merger in accordance with Dissenter’s Rights Provisions. To qualify for these rights, you must make a written demand for dissent and provide an estimate of the fair value of your shares within 30 days after the date of mailing of the Notice of Merger and Dissenter’s Rights and a Letter of Transmittal and otherwise comply with the procedures for exercising dissenter’s rights in the NRS. If Abtech disagrees with your estimate, then it shall petition the court to determine the fair value of Abtech shares. You should note that the court may adjudicate a value that may be more or less than the Merger Price. If the court finds that you acted arbitrarily, vexatiously, or not in good faith in demanding payment, the court may assess the cost of the proceeding against you. A copy of the Dissenter’s Rights Provisions is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right to dissent are encouraged to seek advice from legal counsel.

Where You Can Find More Information

More information regarding Abtech is available from its public filings with the Securities and Exchange Commission. See also Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 17 and 18, respectively, of this Schedule 13E-3.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed by the following entities and individuals, collectively referred to as the “Filing Persons”:

•	Newco
•	Golden
•	HN
•	Tilly
•	Wendy Joan Kelman-Neu
•	Steven Kohlhagen
•	Upen Bharwada
•	Donald R. Kendall
•	F. Daniel Gabel

The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed in connection with the proposed short-form merger between Newco and Abtech pursuant to Section 92A.180 of the NRS, as a result of which Abtech and its affiliates will no longer be required to file reports with the SEC. The effective date of the merger is expected to occur 20 days following the date of the mailing of this Schedule 13E-3, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws.

As of December 10, 2018, there were issued and outstanding 14,012,654 shares of common stock of Abtech, $0.001 par value per share, referred herein as “Shares”, and approximately 200 stockholders of record.

Contributing Stockholders have agreed to contribute immediately prior to the merger an aggregate of 13,578,692 Shares, or approximately 97% of the total shares outstanding, to Newco, pursuant to the terms of the Contribution Agreement dated December 7, 2018 between Contributing Stockholders and Newco (the “Contribution Agreement”). The Contribution Agreement has been filed as Exhibit (d) to this Schedule 13E-3.

Upon the consummation of the merger and pursuant to the plan of merger attached as Exhibit C to the Contribution Agreement, each outstanding share (other than shares held by Newco, any shares held in treasury, and shares with respect to which statutory dissenter’s rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $1.10 per share in cash, referred to herein as the “Merger Price”, without interest, upon surrender of the certificate for such share to the “Paying Agent” identified in the Notice of Merger and Dissenter’s Rights and a Letter of Transmittal. Such notice will be mailed to stockholders of record of Abtech as of the effective date of the merger within 10 calendar days following the effective date of the merger. The notice will include, among other things, instructions with regard to the surrender of stock certificates, together with a description of statutory dissenter’s rights. These documents should be read carefully.

Under the NRS, no action is required by the board of directors of Abtech or by the stockholders of Abtech (other than Newco), for the merger to become effective. Newco will be the surviving corporation in the merger.

As a result of the merger, and pursuant to the terms of the Contribution Agreement, Contributing Stockholders will own all of the issued and outstanding capital stock of the Surviving Corporation.

As of December 10, 2018, certain Contributing Stockholders hold warrants to purchase common shares of Abtech, and pursuant to the Contribution Agreement, such warrants will be cancelled in full immediately prior to the effective time of the merger.

SPECIAL FACTORS
PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER

Background of the Transaction

Golden and HN (including through its affiliates) have been providing cash advances to Abtech since 2016. As of August 31, 2018, Abtech owed $9,488,000 in principal and $1,268,304 in interest to Golden and HN and its affiliates. Abtech agreed that the cash advances would be considered demand loans accruing interest at 10% per annum.

As Abtech’s continued inability to repay its debt is economically untenable, the entities had to choose between forcing Abtech into involuntary bankruptcy, or converting debt held by them into Abtech shares, as they had done previously. Involuntary bankruptcy would be expensive, time consuming, detrimental to corporate operations, and would extinguish Abtech’s goodwill. Alternatively, conversion of debt to equity would result in Golden and HN, collectively with their affiliates, owning more than 90% of Abtech, allowing them to effect a short-form merger to take Abtech private.

As part of the discussion about taking Abtech private, Golden and HN considered that (i) Abtech has incurred significant SEC reporting costs but has derived only minimal benefits from being a public company, (ii) the Shares have failed to attract interest from retail investors, institutional investors or market analysts and as a result an active and liquid market for the Shares has not developed, and (iii) the lack of a trading market for the Shares and the low market capitalization of Abtech have deprived Abtech’s stockholders of the traditional liquidity benefits of being stockholder of a public reporting company. In addition to the costs of keeping Abtech as a public company, Golden, HN and certain other stockholders also considered the significant challenges that Abtech had experienced in raising capital in the market for working capital needs, given its history of operating losses, continued going concern expressed by its auditors, and negative balance sheet questions. Given these considerations, Golden and HN concluded that the costs of keeping Abtech a public reporting company exceeded the benefits and therefore decided to pursue the possibility of a short-form merger in order to realize the cost savings and efficiencies of being a private company.

Abtech lacked sufficient shares of common stock to effect the potential conversion of the debt into shares of Abtech’s Common Stock. Thus, on Abtech’s Proxy Statement, filed July 27, 2018, Abtech’s Board of Directors sought approval from Abtech’s shareholders to effect (i) a 200-for-1 reverse stock split of Abtech’s issued and outstanding common stock, and (ii) a 16-for-1 reverse stock split to Abtech’s authorized common stock (together the “Stock Split”) and to file a Certificate of Change with the Nevada Secretary of State to amend Abtech’s Articles of Incorporation to reduce the number of authorized shares of Common Stock from 800,000,000 shares to 50,000,000 shares. At Abtech’s annual meeting on August 15, 2018, the stockholders of Abtech approved the proposal to amend Abtech’s Articles of Incorporation and to proceed with the Stock Split.

On November 5, 2018, the Financial Industry Regulatory Authority (“FINRA”) announced that the Stock Split would be effective on November 6, 2018. Thus, immediately following the Stock Split, Abtech had approximately 2,525,000 shares of Abtech common stock issued and outstanding and was authorized to issue 50,000,000 shares of Abtech common stock.

While waiting for FINRA to approve the stock split, on October 4, 2018, Abtech’s management informed holders of various loans, including certain Filing Persons, that Abtech would agree to convert their debt to shares of Abtech common stock at a conversion price of $0.0062 per Abtech share which was the share price of Abtech on such date. After the Stock Split became effective on November 6, 2018, the share price for Abtech shares further decreased to $.005 and then to $.0026 per share (on pre-stock split basis). On November 15, 2018, Abtech’s management sent a letter to all debtholders that the Abtech’s Board of Director’s approved an adjustment to the conversion price of $.00627 ($1.254 per share post-split) to $1.10 post-split, and that such conversion right would expire on December 6, 2018. Thus, on December 6, 2018, Golden, HN, Tilly, Wendy

Joan Kelman-Neu and F. Daniel Gabel converted their loans to Abtech into 6,348,499, 226,849, 3,888,219, 342,814, and 681,819 shares of Abtech's Common Stock, respectively.

On December 7, 2018, Golden, HN, the other Contributing Stockholders, and Newco executed the Contribution Agreement, and Alexander Lau and Peter Kelman, as all of the directors of Newco, adopted a plan of merger to be effective upon the closing of the Contribution Agreement and approval by the Newco stockholders.

On the same day, the Filing Persons filed this Schedule 13E-3 and a Schedule 13D with the SEC announcing the intention of the Contributing Stockholders to cause Abtech to merge with and into Newco. Also, on the same day, the Filing Persons notified the directors of Abtech of their decision to take Abtech private and the filing of this Schedule 13E-3.

Purposes

The purpose of the merger is for Contributing Stockholders, through Newco, to acquire the minority public interest in Abtech, and to provide the unaffiliated stockholders of Abtech (that is, any Abtech stockholder other than the Filing Persons or any other affiliate of Abtech) with a source of immediate liquidity for their shares. The Filing Persons believe that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the unaffiliated holders of the Shares because the Shares are not readily saleable in the public market. The Filing Persons also believe that, given the lack of any trading in the Shares, the costs of maintaining Abtech’s status as a public company are not justified.

Alternatives

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the unaffiliated stockholders of Abtech, including leaving Abtech as a majority-owned, public company in the US capital markets. In the view of the Filing Persons, the principal advantage of leaving Abtech as a majority-owned, public company in the US capital markets would be for the potential investment liquidity of owning securities of a public company and for the possibility of using Abtech’s securities to raise capital or make acquisitions. However, the Filing Persons do not expect Abtech to do so in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to Abtech do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity. Abtech has relied on certain Filing Persons to fund their operations and have been unable to raise funding from other sources. Therefore, the Filing Persons concluded that the advantages of leaving Abtech as a more-than-90% owned, public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 92A.180 of the NRS is also the quickest and most cost-effective way for Newco to acquire the outstanding minority equity interest in Abtech, as well as an equitable and fair way to provide liquidity, in the form of cash merger consideration, to the unaffiliated stockholders of Abtech for their shares of Abtech common stock. As a consequence, the Filing Persons rejected such transactions as a long-form merger or tender offer because it would cause additional costs and delay. The short-form merger allows the unaffiliated stockholders of Abtech to receive cash for their shares of Abtech common stock quickly. The Filing Persons identified the short-form merger as the most viable vehicle for maximizing value to its unaffiliated stockholders. There are no alternative means that would provide Abtech adequate assurance to allow Abtech to cease to be a public company in a cost-effective way.

Reasons

In determining whether to acquire the outstanding public minority equity interest in Abtech and to effect the merger, the Filing Persons considered the following factors to be the principal benefits of taking Abtech private:

•	To decrease costs associated with being a public company. For example, as a privately-held company, Newco (as the surviving corporation of the merger) would not be required to file quarterly, annual, or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002, or SOX. U.S. listed companies typically spend at least several hundred thousand dollars per year on costs of being public due a number of factors including higher costs of directors and officers insurance, increased auditing, compliance, and reporting costs, legal representation and disclosure management, public management overhead required for executives. The Filing Persons therefore anticipate that going private would result in cost savings on the order of $500,000 per year.

•	To eliminate additional burdens on management associated with public reporting and other tasks resulting from Abtech’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.
•	To provide greater flexibility because Abtech’s management would be able to focus on the business and the long-term business goals of Abtech (as opposed to quarterly earnings), without the diversion of the significant time required to comply with the reporting obligations of a public company.
•	To reduce to Abtech’s competition the amount of public information available upon the termination of Abtech (and its affiliates)’s obligations under the reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.
•	To provide increased and immediate liquidity for unaffiliated stockholders of Abtech. Recent trading of Abtech shares has been de minimis. In the past 12 months, the total aggregate value of shares of Abtech common stock traded was $61,278. The average daily volume over the last 3 months has been under $100. Stockholders essentially have no public market in which to efficiently sell their shares. The merger would result in immediate, enhanced liquidity for the unaffiliated stockholders of Abtech. The Filing Persons believe that the market for the shares is so illiquid that all of unaffiliated stockholders of Abtech would not be able to sell their shares within a short period of time at or above the Merger Price.
•	The fact that the merger offers the stockholders of Abtech the opportunity to sell their shares for one price at the same time, without the payment of any brokerage fee or commission (or, in the alternative, to seek an dissent of the fair value), and thereby directly benefits such stockholders.
•	The lack of interest by institutional investors in companies with limited public float.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the unaffiliated stockholders of Abtech and the Filing Persons concerning the merger, including the fact that:

•	Following the merger, the unaffiliated stockholders of Abtech will not participate in any future earnings of or benefit from any increases in the value of the Surviving Corporation; only the Filing Persons would benefit by an increase in the value of the Surviving Corporation;
•	For U.S. federal income tax purposes generally, the cash payments made to the unaffiliated stockholders of Abtech pursuant to the merger may be taxable to the unaffiliated stockholders;
•	Neither the board of directors nor the stockholders of Abtech are required under Nevada law to take any action in connection with the short-form merger. Because no corporate action on the part of Abtech is required by law to approve the short-form merger, the board of directors of Abtech did not appoint an independent committee to consider the proposed effect of the merger on the unaffiliated stockholders;
•	The unaffiliated stockholders of Abtech will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons; and
•	The Filing Persons will be the sole beneficiaries of the cost savings that result from going private.

Many of the factors in favor of taking Abtech private have been present in Abtech’s history for some time. However, as the Filing Persons could only have effectuated a short-form merger after the Debt Conversion on December 6, 2018, the Filing Persons only recently considered a potential going private transaction including more critically assessing and evaluating the business performance and operations of Abtech and the ongoing costs of keeping Abtech a public company. In addition to the costs of keeping Abtech a public company, the Filing Persons also considered the significant difficulty that Abtech has had in raising capital in the market over the last three years. The Filing Persons also considered the negative effect of the settlement order, dated September 17, 2018, with the SEC and the notice, dated September 4, 2018, from the OTC Markets Group downgrading Abtech from OTCQB to OTC Pink. In October 2018, the Filing Persons concluded their analysis and determined that the costs of keeping Abtech a public company (as discussed above) exceeded the benefits and therefore decided to pursue the possibility of a short-form merger without delay in order to realize the benefit of taking Abtech private. On December 7, 2018, Contributing Stockholders executed the Contribution Agreement and, on December 10, 2018, filed a Schedule 13D with the SEC announcing their intention to cause Newco to effect the merger with Abtech.

Effects

Effect of the Merger on the Contributing Stockholders

The beneficial ownership of the Contributing Stockholders in the outstanding shares of Abtech common stock immediately prior to the consummation of the merger amounts to approximately 97% in the aggregate.

Upon completion of the merger, the Contributing Stockholders will have complete control over the conduct of the Surviving Company’s business, and their interest in the net assets, net book value and net earnings of the Surviving Corporation will increase from 97% to 100% thereof.

In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge certain profits from the purchase and sale of Shares. The Contributing Stockholders will also indirectly realize all of the benefits in the savings of the annual costs related to being a public company. However, after completion of the merger, the Contributing Stockholders will bear all the risks associated with the operations of the Surviving Corporation, including the risk of any loss incurred in its operations and any decrease in value of the Surviving Corporation.

For U.S. federal income tax purposes, the merger will not be a taxable transaction to the Contributing Stockholders. Accordingly, none of the Contributing Stockholders will recognize gain or loss for U.S. federal income tax purposes as a result of the merger. See “Material U.S. Federal Income Tax Consequences – Contributing Stockholders, Newco and Abtech,” beginning on page 11 of this Schedule 13E-3.

Effect of the Merger on the Unaffiliated Stockholders

Upon completion of the merger, the unaffiliated stockholders of Abtech will no longer have an interest in, or be stockholders of, the Surviving Corporation and therefore will not be able to participate in any future earnings and potential growth of Surviving Corporation , but will also no longer bear the risk of any decreases in the value of the Surviving Corporation. In addition, the unaffiliated stockholders of Abtech will not share in any distribution of proceeds after future sales of business of Surviving Corporation, if any. See Item 6, “Purposes of the Transaction and Plans or Proposals—Plans,” beginning on page 24 of this Schedule 13E-3. All other incidents of stock ownership with respect to such unaffiliated stockholders, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Surviving Corporation and to receive dissenter’s rights upon certain mergers or consolidations of the Surviving Corporation (except for dissenter’s rights perfected in connection with the merger), will be extinguished upon completion of the merger. Instead, the unaffiliated stockholders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in the Surviving Corporation. However, the unaffiliated stockholders (other than the unaffiliated stockholders, if any, who properly exercise their statutory dissenter’s rights) will be required to surrender their shares of Abtech Stock involuntarily in exchange for the Merger Price and will not have the right to liquidate the shares of Abtech Stock at a time and for a price of their choosing. In summary, if the merger is completed, the unaffiliated stockholders will have no ongoing rights as stockholders of the Surviving Corporation (other than statutory dissenter’s rights in connection with the merger).

Effect of the Merger on Abtech Common Stock

Once the merger is effective, public trading in Abtech common stock on the OTC PINK will cease. The Filing Persons intend to deregister the shares of common stock of Abtech under the Exchange Act. As a result, the Surviving Company will no longer be required to file annual, quarterly, and other periodic reports with the SEC under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. The Surviving Company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act.

Immediately prior to the merger, Abtech had outstanding stock options granted pursuant to Abtech’s 2018 Stock Incentive Plan. In connection with the merger, the Surviving Company shall assume the rights and responsibilities of the 2018 Stock Incentive Plan.

Plans after the Merger

Except as otherwise described in this Schedule 13E-3, the Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of the Surviving Corporation’s business. Except as otherwise described in this Schedule 13E-3, the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving the Surviving Corporation after the completion of the merger;
•	any sale or transfer of a material amount of assets currently held by the Surviving Corporation after the completion of the merger; or
•	any other material change in Abtech’s corporate structure or business.

However, the Filing Persons reserve the right to continue to evaluate the business and operations of Abtech with a view to maximizing Abtech’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the merger to unaffiliated stockholders, Contributing Stockholders, Newco and Abtech. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to herein as the “Code”, and the laws, regulations, rulings, and decisions in effect on the date of this Schedule 13E-3, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders of Shares that own Shares as capital assets, and does not address tax consequences that may be relevant to holders of the Shares that may be subject to special tax treatment under the Code, such as holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold the Shares as part of a hedge, straddle, conversion, or other risk reduction transaction or holders who acquired Shares pursuant to the exercise of options or otherwise as compensation. Finally, the following discussion does not address the U.S. federal income tax consequences applicable to directly or indirectly holding an ownership interest in Abtech after the merger or the tax consequences of the merger under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the tax consequences of any transactions occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger).

Unaffiliated Stockholders

U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is an unaffiliated stockholder or that directly or indirectly holds its shares through an unaffiliated stockholder and is:

•	a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership holding Shares or a partner in such partnership should consult its tax advisors as to the particular U.S. federal income tax consequences of the merger.

The receipt of cash by a U.S. Holder pursuant to the merger or pursuant to the exercise of statutory dissenter’s rights will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the U.S. Holder receives in the merger and that U.S. Holder’s adjusted tax basis in that U.S. Holder’s Shares. Such gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if, at the effective date of the merger, the U.S. Holder has held the Shares for more than one year. Long term capital gains recognized by a non-corporate U.S. Holder (including an individual) currently are eligible for a reduced rate of U.S. federal income tax. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares. In the event that a U.S. Holder exercises dissenter’s rights, any cash received that is attributable to interest generally will be treated as ordinary income for U.S. federal income tax purposes.

The cash payments made to a U.S. Holder pursuant to the merger or pursuant to the exercise of statutory dissenter’s rights will be subject to information reporting and backup withholding unless the U.S. Holder provides Abtech with a taxpayer identification number and certifies that such number is correct, or unless an exemption from backup withholding applies. Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a U.S. Holder holding Shares will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. Holders of Shares should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Non-U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences applicable to Non-U.S. Holders holding Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is an unaffiliated stockholder or holds its Shares directly or indirectly through an unaffiliated stockholder and, for U.S. federal income tax purposes, is not a U.S. Holder and is not a partnership or other entity treated as a partnership for U.S. federal income tax purposes.

The receipt of cash by a Non-U.S. Holder pursuant to the merger or pursuant to the exercise of statutory dissenter’s rights generally will be exempt from U.S. federal income tax, unless: (a) the gain on the Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable U.S. income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), (b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year in which the merger occurs and certain other conditions are met or (c) the Non-U.S. Holder owned (actually or constructively) more than five percent of Abtech’s common stock at any time during the five years preceding the merger, and Abtech is or has been a “United States real property holding corporation” for U.S. federal income tax purposes during such time.

A Non-U.S. Holder whose gain is described in (a) above will generally be subject to tax on its net gain in the same manner as if it were a U.S. Holder. In addition, such a Non-U.S. Holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (including such gain) or such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in (b) above will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though such Non-U.S. Holder is not considered a resident of the United States). Abtech does not believe that it currently is a United States real property holding corporation or that it has been a United States real property holding corporation during the past five years.

In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to cash payments made pursuant to the merger or the exercise of statutory dissenter’s rights if the Non-U.S. Holder has provided an IRS Form W-8BEN (or an IRS Form W-8ECI if the Non-U.S. Holder’s gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a Non-U.S. Holder holding Shares will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Contributing Stockholders, Newco and Abtech

For U.S. federal income tax purposes, the merger will not be a taxable transaction to the Contributing Stockholders, Newco or Abtech. Accordingly, none of the Contributing Stockholders, Newco or Abtech will recognize gain or loss for U.S. federal income tax purposes as a result of the merger.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY BE DIFFERENT, EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the merger

Under SEC rules, the Filing Persons are deemed to be engaged in a “going private” transaction, which, if consummated, will result in the suspension of SEC reporting obligations of Abtech and its affiliates. Rule 13e-3 of the Exchange Act requires the Filing Persons to provide certain information regarding their position as to the substantive and procedural fairness of the proposed merger to the unaffiliated stockholders. The Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

As used in this Schedule 13E-3, the term “unaffiliated stockholders of Abtech” means any stockholder of Abtech other than the Filing Persons or any other affiliate of Abtech. To the extent there are any directors or executive officers of Abtech who hold Abtech common stock, such persons will participate in the merger in the same manner and to the same extent as the unaffiliated stockholders of Abtech.

Factors Considered In Determining Fairness

Each of the Filing Persons believes that the proposed merger is both substantively fair and procedurally fair to the unaffiliated stockholders of Abtech based on the following factors:

•	Merger Consideration. The merger consideration consists of all cash, which provides a specific amount of cash consideration for the shares of Common Stock held by the unaffiliated stockholders of Abtech. The merger will enable the unaffiliated stockholders of Abtech to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their shares of Common Stock.
•	Current Lack of Liquidity for Stockholders. The Filing Persons considered the lack of liquidity as relevant to their belief that the merger is fair to the unaffiliated stockholders of Abtech. The Filing Persons believed that the liquidity that would result from the merger would be beneficial to the unaffiliated stockholders of Abtech. The limited trading volume in the shares of Common Stock makes ownership thereof unattractive to the public stockholders because the shares of Common Stock are not readily saleable in the public market. The Common Stock trades on the OTC Pink, and the daily trading volumes are minimal. In the 12 months prior to September 31, 2018, the total aggregate value of shares of Common Stock traded was $61,278. The total value of shares of Common Stock traded in September 2018 was $438. As a result of this insubstantial liquidity, it may be difficult for the public stockholders to sell even small amounts of Common Stock without adversely impacting the market prices thereof. The merger consideration of $1.10 per share will allow the unaffiliated stockholders to realize a cash value for their shares of Common Stock, which otherwise would be difficult given the illiquid trading market for the shares.

•	No Brokerage Fees or Commissions. The merger will enable the unaffiliated stockholders of Abtech to immediately receive cash for their shares of Abtech common stock, without the payment of any brokerage fees or commissions typically associated with market sales.
•	Control Position of the Filing Persons. The Contributing Stockholders’ collective beneficial ownership of approximately 97% of the outstanding Shares (1) will result in an extremely small public float that limits the amount of trading in the Shares even if Abtech common stock starts trading in the future and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons.
•	Current and Historical Market Prices and Market Price Trend. The Filing Persons considered the current and historical market prices and the trend of the market prices for the Shares as relevant to their belief that the merger is fair. At $1.10 a share, the Filing Persons are paying more than double the latest market price of $.51/share. In April of 2015, the split-adjusted price of each share of Abtech common stock dropped from $60 to $36 in April 2015, then further to $16 in May 2015, and $10 in June 2015. By November 2016, Abtech share price closed at $2.8. In the past twelve months, the share price has steadily declined. In the July, August, and September and October of 2018, the share price dropped below one penny (split-adjusted $2.00) with a high of $.0098 reaching a low of $.0053 (split-adjusted $1.06) and the monthly dollar value of the shares traded was $2,933, $3,077, and $360 and $2197, respectively. Since Abtech’s reverse split on November 6, 2018, the share price has closed at a price equal to or lower than the prior day’s close, from $1.04 per share on November 5 to $0.51 per share on December 4. In sum, there has been consistent downward pressure on the share price with extremely limited liquidity. The Filing Persons believe that the Merger Price constitutes fair value to the unaffiliated stockholders as the payment of Merger Price provides immediate cash to the unaffiliated stockholders that would not be otherwise available and at a price significantly higher than any buyers are paying for the shares.
•	No Firm Offers. The Filing Persons considered the absence of any third party buyer for Abtech during the past two years to support the fairness of the merger to the unaffiliated stockholders of Abtech because the absence of a third party buyer demonstrated that the proposed merger with Newco was the only likely source of prompt liquidity for the shares that was simultaneously available to all of the unaffiliated stockholders of Abtech. In support of this factor, the Filing Persons considered the fact that no firm offer has been made in the last two years for: (1) the merger or consolidation of Abtech with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of Abtech; or (3) a purchase of Abtech’s securities that would enable the holder to exercise control of Abtech. The Contributing Stockholders intend to retain their majority holdings in Abtech and did not seek a buyer for Abtech. The Filings Persons believe that “shopping” Abtech would not only entail substantial time delays and detract from the amount of time and energy by management of Abtech focused on Abtech’s business, but would also disrupt and discourage Abtech’s employees and create uncertainty among Abtech’s end customers without any benefit to the unaffiliated stockholders. The fact that the Filing Persons did not seek a buyer foreclosed the opportunity to consider an alternative transaction with a third party purchaser of Abtech or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of Abtech. Accordingly, it is unlikely that finding a third party buyer for Abtech was a realistic option for the unaffiliated stockholders of Abtech.
•	Elimination of Future Financial Performance Risks of Abtech. The merger would shift the risk of the future financial performance of Abtech from the unaffiliated stockholders, who do not have the power to control decisions made regarding Abtech’s business, entirely to the Filing Persons who have the power to control Abtech’s business.
•	No Dividends. Abtech has never declared or paid any dividends since its inception, and based on Abtech’s disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, it has no intention to pay dividends in the foreseeable future.
•	No Reporting Obligations. After the merger, the Surviving Corporation will no longer be subject to the costly reporting and other disclosure requirements of the Exchange Act, including those instituted under the Sarbanes-Oxley Act of 2002.

•	Dissenter’s Rights. The unaffiliated stockholders of Abtech are entitled to exercise dissenter’s rights and demand fair value for their shares of Abtech common stock as determined by a Nevada state district court, which may be determined to be more or less than the cash amount offered in the merger.

The Filing Persons did not consider any implied liquidation value when determining the Merger Price because it was not contemplated that Abtech be liquidated whether or not the merger was completed. The Filing Persons did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of Abtech as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of Abtech, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the merger. The net book value of Abtech as of June 30, 2018 was negative $10,327,692.

The Filing Persons did not establish, and did not consider, a going concern value for the shares to determine the fairness of the Merger Price to Abtech’s unaffiliated stockholders due to the significant expense associated with such a valuation. They note that in each of the annual Reports of the Independent Registered Accounting Firm in the last three years, the independent auditor has indicated substantial doubt about the Company’s ability to continue as a going concern.

Each of the Filing Persons has individually considered all of the foregoing factors to support their belief that the merger is substantively and procedurally fair to the unaffiliated stockholders.

The Filing Persons considered engaging a financial advisor to provide valuation analysis for the purpose of determining the fairness of the merger but determined not to pursue this option. In reaching such a conclusion, the Filing Persons considered the fact that it was basing the Merger Price on the price that Abtech had set for the conversion of debt to equity and, the fact that this conversion price was above the most recent market price of the shares. Golden and HN believed that the other scenario contemplated, bankruptcy, would have resulted in no consideration provided to unaffiliated stockholders. Furthermore, it considered the statutory right of a holder of 90% or more of the outstanding stock of a corporation under Section 92A.180 of the NRS. Section 92A.180 provides that a stockholder of 90% or more of the outstanding shares of a corporation has the right to effect a short-form merger with the corporation without any action by the controlled corporation or its other stockholders, and without the requirement that the parent corporation appoint a special committee to determine the fairness of the merger. The Filing Persons determined that by disclosing to the unaffiliated security holders all information that is reasonably necessary in order to enable them to decide, on a fully informed basis, whether to exercise their dissenter’s rights, their obligation, if any, to the unaffiliated stockholders of Abtech is satisfied. In addition, the Filing Persons believed that the cost of obtaining such a valuation analysis, and the diversion of management resources to assist the financial advisor, would be a drain on the resources of Abtech and would likely result in a worse outcome for unaffiliated stockholders.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the merger is procedurally and substantively fair to the unaffiliated stockholders of Abtech, the Filing Persons, acting individually, have also weighed the following negative factors:

•	No Future Participation in the Prospects of Abtech. Following the consummation of the merger, the unaffiliated stockholders will cease to participate in the future earnings or growth, if any, of the, or benefit from an increase, if any, in the value of their holdings in the Surviving Company.
•	Actual or Potential Conflicts of Interest. The Filing Persons currently own (or are deemed to own) approximately 97% of the outstanding common stock of Abtech and following the merger, will own 100% of the Surviving Company. Accordingly, and as disclosed herein, the interests of the Filing Persons in determining the Merger Price are adverse to the interests of the unaffiliated Stockholders.
•	No Opportunity for the Unaffiliated Stockholders or the Board to Vote on the Merger. Because the merger is being effected as a short-form merger under Section 92A.180 of the NRS, it does not require approval by the stockholders or the board of directors of Abtech. No such approval has been or will be sought. In addition, the board of directors of Abtech does not need to consider strategic alternatives.
•	No Special Committee Representing the Interests of Unaffiliated Stockholders. There is no special committee or other representative to act solely on behalf of the unaffiliated stockholders of Abtech because no approval of the unaffiliated Abtech stockholders is required for the merger.

•	No Approval of Independent Directors. The merger does not require approval by the board of directors of Abtech. Therefore, there is no approval of the merger by independent directors.
•	No Fairness Opinion. The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the merger or value of the Shares.

After weighing these negative factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the merger is substantively and procedurally fair to the unaffiliated stockholders of Abtech.

Specifically with respect to procedural fairness, the Filing Persons did not consider it necessary to explicitly require adoption of the merger by at least a majority of the unaffiliated stockholders of Abtech nor did they consider it necessary to establish a special committee or otherwise retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of Abtech for purposes of negotiating the terms of the merger, because both procedural safeguards would delay and increase the costs of the merger to the detriment of Abtech and the unaffiliated stockholders of Abtech. Further, the Filing Persons believe the merger is procedurally fair because the unaffiliated stockholders of Abtech will be entitled to exercise dissenter’s rights under the Dissenter’s Rights Provisions.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the unaffiliated stockholders of Abtech, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the merger to the unaffiliated stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

Neither the Board of Abtech nor any of the Filing Persons obtained any fairness opinion, valuation analysis or appraisals from any independent source in connection with the merger. Please see “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger – Background of the Transaction” beginning on page 7 of this Schedule 13E-3 for a description of the arm’s length negotiations concerning the Debt Conversion among Golden, HN, Tilly, and Abtech.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other risk factors identified in (i) Abtech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC, on April 3, 2018, as amended on April 30, 2018, (ii) Abtech’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 filed with the SEC on May 15, 2018, (iii) Abtech’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the SEC on August 14, 2018 and (iv) as otherwise described in Abtech’s filings with the SEC from time to time.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Schedule 13E-3.

Item 2. Subject Company Information

(a)	Name and Address

The name of the subject company is Abtech Holdings, Inc., a Nevada corporation (“Abtech”). The principal executive offices of Abtech are located at 4110 North Scottsdale Road, Suite 235, Scottsdale, Arizona 85251 and its telephone number is (480) 874-4000.

Abtech is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

(b)	Securities

The exact title of the class of equity securities subject to the merger is common stock, par value $0.001 per share, of Abtech. As reported in Abtech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, there were 504,872,558 shares outstanding. On November 6, 2018, the Company effected 200 for 1 reverse stock split to the Abtech’s issued and outstanding common stock. On December 6, 2018, the Company issued 11,488,200 shares of common stock to certain Filing Persons pursuant to a debt conversion. As of December 10, 2018, Golden, NH, Mr. Kohlhagen, Mr. Bharwada, Mr. Kendall and Mr. Gabel hold warrants to purchase 32,420 common shares of Abtech; and pursuant to the Contribution Agreement, such warrants will be cancelled in full immediately prior to the effective time of the merger. As of December 10, 2018, certain employees had outstanding options to purchase shares of Common Stock pursuant to Abtech’s 2018 Stock Incentive Plan, which is the successor to the 2007 and 2012 Incentive Stock Plans (the “2018 Plan”). The Surviving Company shall assume the rights and responsibilities of the 2018 Plans.

(c)	Trading Market and Price

Abtech common stock is quoted on the OTC PINK under the trading symbol “ABHD”. There is not an established trading market for Abtech common stock. In fact, there has been no trading of the shares since November 26, 2018, more than 10 days prior to the filing date of this Schedule 13E-3.

(d)	Dividends

To the knowledge of the Filing Persons, Abtech has never declared or paid any dividends in respect of its capital stock. According to Abtech’s Annual Report on Form 10-K for its fiscal year ended December 31, 2017, Abtech states that it does not intend to pay dividends on the shares of common stock in the foreseeable future.

(e)	Prior Public Offerings

None of the Filing Persons or, to the knowledge of the Filing Persons, Abtech, has made any underwritten public offering of any capital stock of Abtech for cash during the past two years that was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

(f)	Prior Stock Purchases

None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any shares during the past two years other than disclosed herein. On December 6, 2018, Golden, and HN and Gabel converted their debt into 11,488,200 shares of Abtech Common Stock.

Item 3. Identity and Background of Filing Persons

Abtech Acquisition Corp. (“Newco”)

(a)	Name and Address. Newco was recently formed by the Filing Persons for the purpose of effecting the merger. Newco’s principal business address is 78 John Miller Way, Suite 102, Kearny, NJ 07032 and its telephone number is 646-467-6700. Alexander Lau and Peter Kelman are the directors of Newco. Alexander Lau is the President of Newco and Peter Kelman is Treasurer and Secretary of Newco.

(b)	Business and Background of Entity. Newco was incorporated on November 13, 2018 under the laws of Nevada for the sole purpose of acquiring all of the shares held by Contributing Stockholders, and following such acquisition, merging with Abtech pursuant to NRS Section 92A.180. Contributing Stockholders have agreed to contribute to Newco the shares of Abtech common stock held by them immediately prior to the consummation of the merger. Newco is a Nevada corporation. Newco has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Newco from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
(c)	Business and Background of Natural Persons. The name, business address, position with Newco, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Newco, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto. None of such directors and officers has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Newco from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Contributing Stockholders

None of the following Contributing Stockholders has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such Contributing Stockholder from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Golden Properties Ltd.

(a)	Name and Address. The principal business address of Golden is Suite 500, 1177 West Hastings Street, Vancouver, BC, V6E 2K3, Canada.
(b)	Business and Background of Entity. Golden is a Canadian company. The principal business of Golden is managing a number of diversified investments. It owns and manages commercial office towers in Vancouver and has a portfolio of publicly traded securities as well as private investments.
(c)	Business and Background of Natural Persons. The name, business address, position with Golden, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Golden are set forth on Schedule I attached hereto. None of such directors and officers has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Newco from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Tilly LLC

(a)	Name and Address. The principal business address of Tilly is 78 John Miller Way, Suite 102, Kearny, NJ 07032.
(b)	Business and Background of Entity. Tilly is a Delaware limited liability company. The principal business of Tilly is to hold the equity of HN, of which it owns 100%. The sole member of Tilly is Wendy Joan Kelman-Neu.
(c)	Business and Background of Natural Persons. The name, business address, position with Tilly, principal occupation, five-year employment history and citizenship of each of member and executive officers of Tilly are set forth on Schedule I attached hereto. None of such directors and officers has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Newco from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Wendy Joan Kelman-Neu

(a)	Name and Address. The principal business address of Wendy Joan Kelman-Neu is 78 John Miller Way, Suite 102, Kearny, NJ 07032.
(b)	Business and Background of Entity. N/A
(c)	Business and Background of Natural Persons. Mrs. Kelman-Neu’s principal occupation for the past five years has been serving as chief executive officer of HN.

Hugo Neu Corporation

(a)	Name and Address. The principal business address of HN is 78 John Miller Way, Suite 102, Kearny, NJ 07032.
(b)	Business and Background of Entity. HN is a Delaware corporation. The principal business of HN is managing a number of diversified investments. It invests, builds and manages innovative businesses in the recycling, real estate and related industries.
(c)	Business and Background of Natural Persons. The name, business address, position with HN, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of HN are set forth on Schedule I attached hereto. None of such directors and officers has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Newco from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Steven Kohlhagen

(a)	Name and Address. The principal business address of Steven Kohlhagen is 71 Church Street, Charleston, SC 29401.
(b)	Business and Background of Entity. N/A
(c)	Business and Background of Natural Persons. Mr. Kohlhagen’s principal occupation for the past five years has been to write novels. He is a United States citizen.

Upen Bharwada

(a)	Name and Address. The principal business address of Upen Bharwada is 6211 N. 74th Place, Scottsdale, Arizona 85250.
(b)	Business and Background of Entity. N/A
(c)	Business and Background of Natural Persons. Mr. Bharwada’s principal occupation for the past five years has been to consult on desalination technology. He is a United States citizen.

Donald R. Kendall

(a)	Name and Address. The principal business address of Donald R. Kendall is 2000 Edwards St., Suite B100, Houston, TX 77007.
(b)	Business and Background of Entity. N/A
(c)	Business and Background of Natural Persons. Mr. Kendall’s principal occupation for the past five years was serving as managing director for Kenmont Capital. He is a United States citizen.

F. Daniel Gabel

(a)	Name and Address. The principal address of F. Daniel Gabel is 72 Jane Street, New York, NY 10014.
(b)	Business and Background of Entity. N/A

(c)	Business and Background of Natural Persons. Mr. Gabel has been retired January 2015. Prior to his retirement, Mr. Gabel was the CEO of Hagedorn & Company located in New York City. He is a United States citizen.

Item 4. Terms of the Transaction

(a)	Material Terms.

Immediately prior to the mailing of this Schedule 13E-3 to Abtech’s public stockholders, the Contributing Stockholders will contribute to Newco an aggregate of 13,578,692 shares. Such shares represent, in the aggregate, approximately 97% of Abtech’s total shares outstanding. On the effective date of the merger, Newco will merge with Abtech pursuant to Section 92A.180 of the NRS, with Newco being the surviving corporation. To so merge, the board of directors of Newco and the Contributing Stockholders, constituting all the stockholders of Newco, will approve the merger. Newco as the surviving corporation in the merger will file Articles of Merger with the Secretary of State of Nevada pursuant to NRS 92A.200(1). On the effective date of the merger:

•	Each Abtech Share (other than Abtech Shares held by Newco and Shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost) issued and outstanding immediately prior to the merger will be converted into the right to receive the Merger Price in cash, without interest;
•	Each Abtech Share held by Newco immediately prior to the merger will be cancelled;
•	The merger will have the effects provided in Section 92A.180 of the NRS, including, among other things, that:
•	The title to all real estate and other property owned by each of Abtech and Newco is vested in the surviving corporation without reversion or impairment;
•	The surviving corporation has all of the liabilities of each of Abtech and Newco;
•	A proceeding pending against Abtech or Newco may be continued as if the merger had not occurred or the surviving corporation may be substituted in such proceeding;
•	The Certification of Incorporation and the Bylaws of Newco as in effect immediately prior to the merger shall be the Certification of Incorporation and the Bylaws of the surviving corporation after the merger until the same shall be duly altered or amended as provided therein or by applicable law; and
•	Following the merger, the Contributing Stockholders will own all outstanding capital stock of the Surviving Corporation.

Under Section 92A.180 of the NRS, because Newco will hold approximately 97% of the outstanding Shares prior to the merger, Newco will have the power to effect the merger without a vote of Abtech’s board of directors or the stockholders of Abtech. The Filing Persons intend to take all necessary and appropriate actions to cause the merger to become effective on the effective date, without a meeting or consent of the stockholders of Abtech. The Merger Price is $1.10 per share in cash, without interest.

The reasons for the merger are set out in “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” on page 7 of this Schedule 13E-3. Upon completion of the merger, in order to receive the Merger Price of $1.10 per share, without interest, each stockholder or a duly authorized representative must (i) deliver an executed Letter of Transmittal, appropriately completed and executed, to the Paying Agent, and (ii) surrender such shares by delivering to the Paying Agent the stock certificate or certificates that, prior to the merger, had evidenced such shares, as set forth in a Notice of Merger and Dissenter’s Rights and Letter of Transmittal. Such notice will be mailed to stockholders of record within 10 calendar days of the effective date. Stockholders are encouraged to read the Notice of Merger and Dissenter’s Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory dissenter’s rights.

For U.S. federal income tax purposes generally, the receipt of the cash consideration by U.S. Holders of the shares pursuant to the merger will be a taxable sale of the U.S. Holders’ Shares. See “Material U.S. Federal Income Tax Consequences” on page 11 of this Schedule 13E-3.

(b)	Purchases.

No securities are to be purchased from any officer, director or affiliate of Abtech except as pursuant to the merger.

(c)	Different Terms.

Stockholders of Abtech will be treated as described in this Item 4 under “Material Terms” above.

(d)	Dissenter’s Rights.

Pursuant to Chapter 92A (Section 300 through 500 inclusive) of the NRS, or the “Dissenter’s Rights Provisions”, any unaffiliated stockholder of Abtech is entitled to dissent to the merger and obtain payment of the fair value of the shares. In the context of the merger, the Dissenter’s Rights Provisions provide that the unaffiliated stockholders may elect to have the surviving entity purchase the shares held by the unaffiliated stockholders for a cash price that is equal to the “fair value” of such shares, as determined in a judicial proceeding in accordance with the Dissenter’s Rights Provisions. The fair value of the Shares of any unaffiliated stockholder means the value of such Shares immediately before the effectuation of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless exclusion of any appreciation or depreciation would be inequitable.

A copy of the Dissenter’s Rights Provisions is attached as Exhibit (f) hereto. If you wish to exercise your dissenter’s rights or preserve the right to do so, you should carefully review Exhibit (f) hereto. If you fail to comply with the procedures specified in the Dissenter’s Rights Provisions in a timely manner, you may lose your dissenter’s rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenter’s rights.

Unaffiliated stockholders who perfect their dissenter’s rights by complying with the procedures set forth in the Dissenter’s Rights Provisions will have the fair value of their Shares determined by a Nevada state district court and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of such Shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the Merger Price to be paid in connection with the merger. In addition, unaffiliated stockholders who invoke dissenter’s rights may be entitled to receive payment of a fair rate of interest from the effective time of the merger on the amount determined to be the fair value of their Shares.

Within 10 days after the effectuation of the merger, the surviving entity will send a written notice (the “Notice of Merger and Dissenter’s Rights”) to all the record stockholders of Abtech entitled to dissenter’s rights. Pursuant to NRS 92A.430, the Notice of Merger and Dissenter’s Rights will be accompanied by information that will: (a) state where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited; (b) inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received; (c) supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date; (d) set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and (e) be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

Under NRS 92A.440, a stockholder wishing to exercise dissenter’s rights must:

•	demand payment;
•	certify whether the stockholder acquired beneficial ownership of the common stock before the date specified in the Notice of Merger and Dissenter’s Rights; and
•	deposit its certificates, if any, in accordance with the terms of the Notice of Merger and Dissenter’s Rights.

Under NRS 92A.440(5), stockholders who fail to demand payment or deposit their certificates where required by the dates set forth in the Notice of Merger and Dissenter’s Rights will not be entitled to demand payment or receive the fair market value for their shares of capital stock as provided under Nevada law. Instead, such stockholders will receive the same consideration as the stockholders who do not exercise rights of a dissenting owner.

Pursuant to NRS 92A.460, within 30 days after receipt of a demand for payment, the surviving entity must pay each dissenter who complied with the provisions of the Dissenter’s Rights Provisions the amount surviving entity estimates to be the fair value of such shares, plus interest from the effective date of the merger. The payment must be accompanied by the following: (a) Abtech’s balance sheet as of the end of 2017, a statement of income for 2017, a statement of changes in the stockholders’ equity for 2017 or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any; (b) a statement of surviving entity’s estimate of the fair value of the shares; and (c) a statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of surviving entity’s obligations under Chapter 92A of the NRS.

Under NRS 92A.470(1), the surviving entity is entitled to withhold payment from a dissenter unless the dissenter was the beneficial owner before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed corporate action. If the Surviving Entity chooses to withhold payment, it is required, within 30 days after receiving demand for payment, to notify the dissenter: (a) of Abtech’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the notice, a statement of earnings for that year, and a statement of changes in stockholders’ equity for that year, or, where such financial statements are not reasonably available, then such reasonably equivalent financial information, as well as the latest available financial statements, if any; (b) of surviving entity’s estimate of the fair value of the shares; (c) that the dissenter may accept surviving entity’s estimate of the fair value, plus interest, in full satisfaction of her demand or demand appraisal; (d) that if the dissenter wishes to accept the offer, the dissenter must notify surviving entity of acceptance within 30 days after receiving of the offer; and (e) that if the dissenter does not satisfy the requirements for demanding appraisal, the dissenter shall be deemed to have accepted surviving entity’s offer. If the stockholder accepts the surviving entity’s estimate, the surviving entity shall pay in cash the amount offered within 10 days after receiving the stockholder’s acceptance. With respect to any dissenter does not satisfy the requirements for demanding appraisal, the surviving entity shall pay in cash the amount offered within 40 days after sending the notice.

Under NRS 92A.480(1), a dissenter who believes that the amount paid or offered is less than the full value of his or her shares of capital stock, or that the interest due is incorrectly calculated, may, within 30 days after surviving entity made or offered payment for the shares, either (i) notify surviving entity in writing of his or her own estimate of the fair value of the shares of capital stock and the amount of interest due and demand payment of difference between this estimate and any payments made, or (ii) reject the offer for payment made by Abtech and demand payment of the fair value of his or her shares and interest due. If a dissenting stockholder submits a written demand as set forth above and the surviving entity accepts the offer to purchase the Shares at the offer price, then such dissenting stockholder will be sent a check for the full purchase price of the Shares within 30 days of acceptance. A dissenter waives the right to demand payment based on his or her own estimate pursuant to this provision if dissenter fails to notify the surviving entity of his or her demand within 30 days after receipt of surviving entity payment or offer of payment for the shares, and such dissenter would only be entitled to payment offered by surviving entity.

If a demand for payment remains unsettled, surviving entity must commence a proceeding in Carson City County, Nevada district court within 60 days after receiving the demand. Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by surviving entity. If a proceeding is commenced to determine the fair value of the Shares, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against the surviving entity, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable against surviving entity if the court finds that (i) surviving entity did not comply with the Dissenter’s Rights Provisions or (ii) against either surviving entity or a dissenting stockholder, if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by the Dissenter’s Rights Provisions.

If the surviving entity fails to commence such a proceeding, it would be required by NRS 92A.490(1) to pay the amount demanded to each dissenter whose demand remains unsettled. Dissenters would be entitled to a judgment for the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by surviving entity; or the fair value, plus accrued interest, of his after-acquired shares for which Abtech elected to withhold payment pursuant to Section 92.470 of the NRS.

A person having a beneficial interest in Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenter’s rights of appraisal. If the Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for dissenter’s rights of appraisal must be executed by or for the record owner. If Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns Shares through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such Shares.

A record holder, such as a broker, fiduciary, depository or other nominee, who holds Shares as a nominee for others, will be able to exercise dissenter’s rights of appraisal with respect to the Shares held for all or less than all of the beneficial owners of those Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner.

Under NRS 92A.380(2), a stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the merger unless it is unlawful or fraudulent with respect to the stockholder or Abtech. Because the merger is being effected as a short-form merger under Section 92A.180 of the NRS, it does not require approval by the stockholders or the board of directors of Abtech. No such approval has been or will be sought.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenter’s rights and is qualified in its entirety by express reference to Section 92A.300 to 500 of the NRS, the full text of which is attached hereto as Exhibit (f).

STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF DISSENTER’S RIGHTS.

(e)	Provisions for Unaffiliated Stockholders.

None of the Filing Persons intend to grant the unaffiliated stockholders of Abtech special access to any of the Filing Persons’ records in connection with the merger. None of the Filing Persons intend to obtain counsel or appraisal services for the unaffiliated stockholders of Abtech.

(f)	Eligibility for Listing or Trading.

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions.

The Filing Persons hold an aggregate of 97% of the outstanding shares of common stock of Abtech. See Item 3 “Identity and Background of Filing Persons” on page 17 of this Schedule 13E-3. Other than as described in this Schedule 13E-3, there have been no transactions that occurred during the past two years between any of the Filing Persons (including their respective executive officers, directors and controlling persons) and Abtech or any of its affiliates.

On September 26, 2018, Abtech, through its wholly owned subsidiary Abtech Industries Inc., accepted a Purchase Order from Hugo Neu Realty Management, LLC, to design, manufacture and supply four stormwater outfall pipes at the Kearny Point Industrial Park redevelopment project in northern New Jersey, for an aggregate purchase price of $318,240.00. Hugo Neu Realty Management, LLC is a wholly owned subsidiary of HN, which is a Filing Person.

On December 6, 2018, Golden, HN, Tilly, Ms. Kelman-Neu, and Mr. Gabel converted an aggregate of $12,637,018 of FP Debt into 11,488,200 shares of Abtech common stock.

(b)	Significant Corporate Events.

Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) Abtech or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Abtech’s securities, election of Abtech’s directors or sale or other transfer of a material amount of assets of Abtech.

(c)	Negotiations or Contacts.

Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item.

(d)	Conflicts of Interest.

Except as described in this Schedule 13E-3, there are no agreements, arrangements or understandings and no actual or potential conflict of interest between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) Abtech or its affiliates.

(e)	Agreements Involving Abtech’s Securities.

Except as described in this Schedule 13E-3, there are no agreements, arrangements or understandings, whether or not legally enforceable, between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto, and (ii) any other Person with respect to any securities of Abtech.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)	Purposes.

The purpose of the merger is for Contributing Stockholders through Newco to acquire the minority public interest in Abtech, and to provide the unaffiliated stockholders of Abtech (that is, any Abtech stockholder other than the Filing Persons or any other affiliate of Abtech) with a source of immediate liquidity for their shares.

(b)	Use of Securities Acquired.

The shares acquired in the merger from the unaffiliated stockholders of Abtech will be cancelled.

(c)	Plans.

It is currently expected that, following the consummation of the merger, the business and operations of Abtech will, except as set forth in this Schedule 13E-3, be conducted by Newco (as the surviving entity of the merger) and/or its subsidiaries substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of the surviving entity with a view to maximizing its potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. Following the consummation of the merger, the Filing Persons intend to cause the Surviving Corporation to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the merger, which would result in the suspension of the duty to file reports pursuant to the Exchange Act. For additional information see “Special Factors — Purposes, Alternatives, Reasons, and Effects of the Merger” and Item 4 “Terms of the Transaction” beginning on pages 7 and 20, respectively, of this Schedule 13E-3.

In addition, following the consummation of the merger, the Filing Persons intend to enter into a shareholders agreement governing their respective rights and interests in Abtech and its subsidiaries.

Except as otherwise described in this Schedule 13E-3, the Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Abtech’s businesses. Except as otherwise described in this Schedule 13E-3, Newco has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving the Surviving Company after the completion of the merger;
•	any sale or transfer of a material amount of assets currently held by the Surviving Company after the completion of the merger;
•	any material change in the Surviving Company’s dividend rate or policy, or indebtedness or capitalization; or
•	any other material change in the Surviving Company’s corporate structure or business.

However, the Filing Persons reserve the right to continue to evaluate the business and operations of the Surviving Company with a view to maximizing the Surviving Company’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing.

Item 7. Purposes, Alternatives, Reasons, and Effects of the merger

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on page 7 of this Schedule 13E-3.

Item 8. Fairness of the Transaction

See “Special Factors—Fairness of the Merger” beginning on page 13 of this Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals, and Negotiations

See “Special Factors—Reports, Opinions, Appraisals, and Negotiations” beginning on page 16 of this Schedule 13E-3.

Item 10. Source and Amount of Funds or Other Consideration

(a)	Source of Funds.

The total amount of funds required by Newco to pay the Merger Price to all unaffiliated stockholders of Abtech is estimated to be approximately $477,358.20. Pursuant to the Contribution Agreement, Tilly will provide the necessary funding to Newco from cash on hand. Tilly will also finance the funds required to pay transaction fees and expenses from cash on hand. Because Tilly intends to provide the necessary funding for the merger, Newco has not arranged for any alternative financing.

(b)	Conditions.

There are no conditions to the merger or the financing of the merger, however the Filing Persons are not under any obligation to consummate the merger and could decide to withdraw the transaction at any time prior to the effective date of the merger, although they do not have a present intention to do so.

(c)	Expenses.

The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the merger. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the merger:

Fees
Legal Fees and Expenses	$55,000
Paying Agent (including filing, printing and mailing)	$20,000
Miscellaneous fees and expenses	$10,000
Total	$85,000
(d)	Borrowed Funds.

No part of the funds required to pay the Merger Price or expenses is expected to be borrowed.

Item 11. Interest in Securities of the Subject Company

(a)	Securities Ownership.

Prior to the consummation of the merger, Newco will be the holder of an aggregate of 13,578,692 shares, representing approximately 97% of the outstanding shares of Abtech. The Contributing Stockholders will be the 100% beneficial owners of the equity interest of Newco.

(b)	Securities Transactions.

Contributing Stockholders have agreed to contribute a total of 13,578,692 shares to Newco prior to the consummation of the merger pursuant to the terms of the Contribution Agreement. The Contribution Agreement is attached as an exhibit to this Schedule 13E-3. There were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12. The Solicitation or Recommendation

Not Applicable.

Item 13. Financial Statements

(a)	Financial Information

The audited consolidated financial statements of Abtech for the year ended December 31, 2017 and the year ended December 31, 2016 are incorporated herein by reference to the Consolidated Financial Statements included in Abtech’s Annual Report on Form 10-K for its fiscal years ended December 31, 2017 and 2016 (the “Form 10-K”). The unaudited consolidated financial statements of Abtech for the six-month period ended June 30, 2018 are also incorporated herein by reference to the Consolidated Financial Statements included in Abtech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the “Form 10-Q”).

The Form 10-K and Form 10-Q, and Abtech’s other SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information

Not Applicable.

Item 14. Personal/Assets, Retained, Employed, Compensated or Used

(a)	Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the merger.

(b)	Employees and Corporate Assets

No officers, class of employees, or corporate assets of Abtech has been or will be employed by or used by the Filing Persons in connection with the merger.

Item 15. Additional Information

None.

Item 16. Exhibits

Exhibit Number	Description
(a)(1)	Letter from Abtech Acquisition Corp to Stockholders of Abtech Holdings, Inc.

(a)(2)	Form of Notice of Merger and Dissenter’s Rights

(b)	None

(c)	None

(d)	Contribution Agreement by and between the Contributing Stockholders and Abtech Acquisition Corp, dated December 7, 2018

(e)	None

(f)	Nevada Revised Statutes Section 92A.300 to Section 92A.500 — Dissenter’s Rights Provisions

(g)	None

(h)	None

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: December 10, 2018

ABTECH ACQUISITION CORP

By:
	Name:	Alexander Lau
	Title:	President

GOLDEN PROPERTIES LTD.

By:
	Name:	Alexander Lau
	Title:	Vice-President

HUGO NEU CORPORATION

By:
	Name:	Wendy Joan Kelman-Neu
	Title:	President

TILLY LLC

By:
	Name:	Wendy Joan Kelman-Neu
`	Title:	Sole Member and Manager

WENDY JOAN KELMAN-NEU

STEVEN KOHLHAGEN

UPEN BHARWADA

DONALD R. KENDALL

F. DANIEL GABEL

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, and five-year employment history and citizenship of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below.

1.	Abtech Acquisition Corp. (“Newco”)

The directors of Newco are Alexander Lau and Peter Kelman.

Alexander Lau is the President of Newco and has also been the Vice-President of Golden for more than five years. His business address is Suite #500, 1177 West Hastings Street, Vancouver, BC, V6E 2K3, Canada, and he is a Canadian citizen.

Peter Kelman is the Treasurer and Secretary of Newco and has also been the Vice-President of Finance for HN for more than five years. His business address is 78 John Miller Way, Suite 102, Kearny, NJ 07032, and he is a U.S. citizen.

2.	Golden Properties Ltd

The directors of Golden are Alexander Lau, Sandra Lau, and Brandon Lau. Sandra Lau is the President of Golden and Alexander Lau is the Vice-President, and they have both held such positions for more than 5 years. The address for all three is Suite #500, 1177 West Hastings Street, Vancouver, BC, V6E 2K3, Canada. All directors and officers are Canadian citizens. For the past five years, Brandon Lau has been self-employed as an independent investor.

3.	Tilly LLC

The sole member and manager of Tilly is Wendy Joan Kelman-Neu.

4.	Hugo Neu Corporation

The directors of HN are Wendy Joan Kelman-Neu, Stephen Nislick and Peter Kelman. Wendy Joan Kelman-Neu is the Chief Executive Officer of HN, Peter Kelman is the Vice-President, and Vanessa C. Stoffels is the Corporate Counsel and Secretary, and they all have served in such positions for more than 5 years. Stephen Nislick is Chief Financial Officer and has served as that since November 2014. Prior to then, Mr. Nislick served as CEO of Edison Properties, LLC. The address for all directors and officers is 78 John Miller Way, Suite 102, Kearny, NJ 07032. All directors and officers are U.S. citizens.

ADDITIONAL INFORMATION

To the knowledge of the Filing Persons, no person for whom information is provided in Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.